EXHIBIT 99.1

Optimi Health Establishes Optimi Australia Pty Ltd as Dedicated Distribution and Business Development Entity

New wholly owned subsidiary, led by Adrian Jones, to expand the Company's network of clinics and pharmacies across Australia

VANCOUVER, British Columbia, Oct. 26, 2026 (GLOBE NEWSWIRE) -- Optimi Health Corp. (Nasdaq: OPTH, CSE: OPTI, FSE: 8BN) (the "Company" or "Optimi"), a commercial-stage pharmaceutical developer and manufacturer of regulated psychedelic drug products, today announced the establishment of Optimi Australia Pty Ltd ("Optimi Australia"), a wholly owned subsidiary responsible for distribution and business development in Australia, and the appointment of Adrian Jones as Director of Australian Operations.

Optimi Australia will handle the Company's sales, distribution, and prescriber relationships across the country. It will sell Optimi's finished drug products, 5mg naturally derived psilocybin capsules and 40mg and 60mg MDMA capsules, to clinics and pharmacies under Australia's Authorised Prescriber Scheme. All products are manufactured at the Company's Health Canada-licensed GMP facility in Princeton, British Columbia.

Mr. Jones joins Optimi after more than 15 years at Bristol Myers Squibb, most recently as Associate Director, Head of Sales and Marketing for its Australian oncology and cardiovascular portfolios, where he led national commercial teams and served as launch lead for first-in-class therapies including Opdivo and Camzyos. His early career includes psychiatry roles with Eli Lilly and Hospira.

"Australia is our first commercial market and we believe demand from authorized prescribers there continues to grow," said Dane Stevens, Chief Executive Officer of Optimi. "Optimi Australia puts our team on the ground, and in Adrian we have a leader with extensive experience launching new therapies in this market."

"My immediate focus is to understand the needs of the clinician and to help them deliver therapy as efficiently and effectively as possible," said Adrian Jones, Director of Australian Operations.

Authorised prescribers, clinics, and pharmacies seeking product information or account setup can contact Adrian Jones at adrian@optimihealth.ca or visit the Company's Australian website, www.optimi.com.au.

About Optimi Health Corp.

Optimi Health Corp. (Nasdaq: OPTH, CSE: OPTI, FSE: 8BN) is a commercial-stage pharmaceutical company focused on developing, manufacturing, and distributing GMP-grade psychedelic drug products for mental health therapies. As a Health Canada-licensed pharmaceutical manufacturer, Optimi produces validated MDMA and botanical psilocybin drug products at its GMP-compliant facility in British Columbia, Canada.

Optimi supplies both active pharmaceutical ingredients and finished dosage forms to regulated clinical and therapeutic programs internationally, with products currently prescribed to patients in Australia under the country's Authorised Prescriber Scheme and accessible in Canada through the Special Access Program. The Company plans to advance a Health Canada-approved Phase 2 clinical trial evaluating psilocybin-assisted therapy for major depressive disorder and a proposed Phase 3 clinical trial evaluating MDMA-assisted therapy for post-traumatic stress disorder.

Learn more at www.optimi.net.

Company Contact:

Dane Stevens, Chief Executive Officer
Telephone: (778) 761-4551
investors@optimi.net

Australian Inquiries:

Adrian Jones
Director of Australian Operations
Optimi Australia Pty Ltd
E. adrian@optimihealth.ca
M. +61 (0) 408 117 700
W. www.optimi.com.au

Forward-Looking Statements

This news release contains forward-looking statements and forward-looking information within the meaning of applicable Canadian and United States securities legislation (collectively, "forward-looking statements"). All statements other than statements of historical fact contained in this news release, including statements regarding the anticipated role, responsibilities, and operations of Optimi Australia Pty Ltd, the expansion of the Company's clinic and pharmacy network in Australia, anticipated demand for the Company’s products in Australia, the expected contributions of Mr. Jones, the results of the Company’s clinical trials, the Company's growth objectives, and the Company's business plans and commercial strategy, are forward-looking statements. Forward-looking statements are necessarily based upon a number of material assumptions, including that the Authorised Prescriber Scheme will remain in place on substantially current terms, that authorised prescribers will continue to prescribe the Company's products, and that the Company will have sufficient capital to fund its Australian operations. While considered reasonable by management, these assumptions are inherently subject to significant business, economic, regulatory and competitive uncertainties and contingencies. Such statements involve known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated in such statements, including risks related to changes in the Australian regulatory framework for psilocybin and MDMA, the number of authorised prescribers, controlled substance import, export, and permitting requirements, the Company's ability to maintain its licences, the commercialization of the Company's products, the results and timing of clinical trials, foreign operations, the Company's ability to obtain financing, and general market conditions, as well as the risks described under "Risk Factors" in the Company's most recent filings available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this news release. The Company undertakes no obligation to update or revise any forward-looking statements except as required by applicable law.

Neither the Canadian Securities Exchange nor the Canadian Investment Regulatory Organization accepts responsibility for the adequacy or accuracy of this release.